SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13E-3
                                Amendment No. 2

      Rule 13e-3 Transaction Statement (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                          Varsity Spirit Corporation
                          --------------------------
                               (Name of Issuer)

                          Varsity Spirit Corporation
                              Riddell Sports Inc.
                             Cheer Acquisition Corp.
                                Jeffrey G. Webb
                                Gregory C. Webb
                     -----------------------------------
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $.01 Per Share
                    --------------------------------------
                       (Title of Class of Securities)

                                  922294 10 3
                       ----------------------------------
                       (CUSIP Numbers of Class Securities)

          Jeffrey G. Webb                   Lisa Marroni, Esq.
President and Chief Executive Officer       General Counsel
     Varsity Spirit Corporation             Riddell Sports Inc.
     2525 Horizon Lake Drive                900 Third Avenue
     Memphis, Tennessee 38113               New York, New York 10022
          (901) 387-4370                    (212) 826-4300

        -------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized
 to Receive Notices and Communications on Behalf of Person(s) Filing Statement)
                            with copies to:
     Glenn W. Reed, Esq.                   Sheldon S. Adler, Esq.
     Gardner, Carton & Douglas             Skadden, Arps, Slate, Meagher &
     Suite 3400 - Quaker Tower                    Flom LLP
     321 North Clark Street                919 Third Avenue
     Chicago, Illinois  60610              New York, New York 10022
     (312) 644-3000                        (212) 735-3000

This statement is filed in connection with (check the appropriate box):

(a)  ( )       The filing of solicitation materials or an information
               statement subject to Regulation 14A, Regulation 14C or
               Rule 13e-3(c) under the Securities Exchange Act of
               1934.
(b)  ( )       The filing of a registration statement under the
               Securities Act of 1933.
(c)  (X)       A tender offer.
(d)  ( )       None of the above.

   Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: ( )


               Varsity Spirit Corporation (the "Company"),
     Riddell Sports Inc. ("Parent"), Cheer Acquisition Corp., a wholly owned subsidiary of Parent ("Purchaser"), Jeffrey G. Webb and Gregory C. Webb hereby amend and supplement their Rule 13E-3 Transaction Statement (the "Statement"), filed on May 12, 1997 with the Securities and Exchange Commission (the "Commission"), relating to the tender offer by Purchaser to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of the Company at a purchase price of $18.90 per Share, net to the tendering stockholder in cash.

               Unless otherwise indicated herein, each
     capitalized term used but not defined herein shall have the meaning ascribed to such term in the Offer to Purchase, previously filed as Exhibit (d)(1) hereto.

     ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Parent determined to increase the amount of the Senior Notes offering from $100 million to $115 million. The offering is scheduled to close on Thursday, June 19, 1997 pursuant to the terms of a definitive Purchase Agreement entered into by Parent on June 13, 1997.

     ITEM 16.  ADDITIONAL INFORMATION.

               The information set forth in Item 16 of the Statement is hereby amended and supplemented by the following information:

               On June 13, 1997, Parent issued a press release announcing that it has extended the Expiration Date of the Offer to 11:00 a.m., New York City time, on Thursday, June 19, 1997. Parent announced that as of 12:00 midnight, New York City time, on Thursday, June 12, 1997, approximately 4,370,115 Shares (or approximately 95.8% of the Shares outstanding) had been tendered in the Offer.
     A copy of the press release announcing the extension of the Offer is attached hereto as Exhibit (d)(13) and is incorporated herein by reference.

     ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

        (d)(13)     Press Release issued by Parent, dated June
                    13, 1997.


                             SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  June 13, 1997         VARSITY SPIRIT CORPORATION

                                   By: /s/ Jeffrey G. Webb
                                   Name:  Jeffrey G. Webb
                                   Title:  Chairman and Chief Executive
                                           Officer


                             SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  June 13, 1997         RIDDELL SPORTS INC.

                                   By:  /s/ David Groelinger
                                   Name:  David Groelinger
                                   Title:   Chief Financial Officer


                             SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  June 13, 1997         CHEER ACQUISITION CORP.

                                   By:  /s/ David Groelinger
                                   Name:  David Groelinger
                                   Title: Vice President


                             SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  June 13, 1997         JEFFREY G. WEBB

                                   By:/s/ Jeffrey G. Webb


                             SIGNATURE

             After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

     Dated:  June 13, 1997         GREGORY C. WEBB

                                   By:/s/ Gregory C. Webb


                           EXHIBIT INDEX

     Exhibit
     No.:                     Description:

     (d)(13)        Press Release issued by Parent, dated June
                    13, 1997.